
INTER-CONTINENTAL

Hospitality Properties Trust

HPT
HOSPITALITY
PROPERTIES TRUST

2004 ANNUAL REPORT

Hospitality Properties Trust

Hospitality Properties Trust is a real estate investment trust, or REIT, which primarily owns hotels located throughout the United States. The company's properties are operated under 13 national brands by unaffiliated hotel operating companies under long term management and lease agreements. As of December 31, 2004, HPT owned 285 hotels with approximately 38,489 rooms located in 38 states.

HPT was founded in 1995 as a subsidiary of HRPT Properties Trust (NYSE: HRP) and went public later that year. Since its IPO in 1995 through December 31, 2004, HPT has provided shareholders with average total annual returns of 16.9%. HPT has been investment grade rated since 1998 and is included in a number of financial indices, including the S&P 400 MidCap Index, Russell 1000® and the Morgan Stanley REIT Index.

HPT

LISTED

NYSE®

Financial Highlights

(amounts in thousands, except per share amounts)

	Year Ended December 31,				
	2004	2003	2002	2001	2000
INCOME STATEMENT DATA:					
Total revenues[1]	$ 645,368	$ 552,801	$ 348,706	$ 303,877	$ 263,023
Net income available for common shareholders[1][2]	114,624	223,433	134,630	124,831	119,146
Calculation of funds from operations:[3]					
Net income available for common shareholders	114,624	223,433	134,630	124,831	119,146
Add: FF&E deposits not in net income[4]	1,767	9,769	14,840	14,355	15,284
Depreciation and amortization	114,883	104,807	96,474	91,395	84,303
Excess of liquidation preference over carrying value of preferred shares[5]	2,793	-	-	-	-
Loss on early extinguishment of debt	-	2,582	1,600	-	-
Less: Gain on lease terminations	-	(107,516)	-	-	-
Gain on sale of real estate	(203)	-	-	-	-
Funds from operations (FFO)	233,864	233,075	247,544	230,581	218,733
Common distributions paid	193,523	180,242	179,504	168,447	156,981
Common distributions as a percent of FFO	83%	77%	73%	73%	72%
PER COMMON SHARE DATA:					
Net income available for common shareholders[1][2]	$ 1.72	$ 3.57	$ 2.15	$ 2.12	$ 2.11
Funds from operations[3]	3.52	3.72	3.96	3.91	3.87
Common distributions paid[6]	2.88	2.88	2.87	2.83	2.78
Weighted average common shares outstanding	66,503	62,576	62,538	58,986	56,466
BALANCE SHEET DATA (AS OF DECEMBER 31):					
Real estate properties, at cost	$ 3,180,990	$ 3,179,507	$ 2,762,322	$ 2,629,153	$ 2,429,421
Total assets	2,689,425	2,761,601	2,403,756	2,354,964	2,220,909
Total debt, net of discount	697,505	826,126	473,965	464,781	464,748
Total shareholders' equity	1,685,873	1,645,528	1,645,020	1,604,519	1,482,940
Borrowings as a percent of real estate properties, at cost	22%	26%	17%	18%	19%

(1) For 2003, total revenues and net income available for common shareholders includes gain on lease terminations of $107,516 or $1.72 per common share.

(2) Net income available for common shareholders is net income reduced by preferred distributions and the excess of liquidation preference over carrying value of preferred shares (see note 5).

(3) We compute FFO as shown in the calculation above. Our calculation of FFO differs from the NAREIT definition because we include FF&E deposits not included in net income (see note 4) and exclude the excess of liquidation preference over carrying value of redeemed preferred shares (see note 5), the loss on early extinguishment of debt not settled in cash and gain on lease terminations (see note 1). We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense and losses on early extinguishment of debt, it may facilitate comparison of current operating performance among REITs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is among the important factors considered by our board of trustees when determining the amount of distributions to shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving bank credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future performance.

(4) Some of our leases provide that escrows to fund periodic renovations, or FF&E reserve, are owned by us. Other leases provide that FF&E reserve escrows are owned by the tenants and we have a security and remainder interest in the escrow accounts. When we own the escrow, payments into the escrow are reported as revenue. When we have a security and remainder interest in the escrow account, deposits are not included in revenue but are included in FFO.

(5) On April 12, 2004, we redeemed all of our outstanding 9 1/2% Series A Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid dividends. We deducted the $2,793 excess of the liquidation preference of the redeemed shares over their carrying amount from net income in determining net income available to common shareholders in the calculation of earnings per share.

(6) Distributions presented include distributions declared with respect to the period shown. TAXABILITY OF 2004 DISTRIBUTIONS PER SHARE: $2.88 ordinary income and zero return of capital.

DEAR FELLOW SHAREHOLDERS:

Last March I wrote to you about early signs of a general economic recovery which might cause 2004 operating results for the lodging industry to improve. During 2004, both the economy generally and the lodging industry did improve.

The two most important factors causing improvements in hotel industry operating performance during 2004 seem to be increasing business travel and limited development of new hotels. This combination has caused occupancies to rise and allowed most of our hotel operators to modestly raise rates. We are cautiously hopeful that this combination of factors will persist through 2005 and result in continuing improvements in the financial performance of our hotels.

The following are some of the important HPT activities since the end of 2003:

- In February 2004, we sold four million common shares, raising net proceeds of approximately $193 million, which were used to reduce borrowings under our revolving credit facility.
- During 2004, the management transition of the Candlewood Suites brand to Intercontinental Hotels Group, or IHG, and the conversion of our 15 former Summerfield hotels to IHG's Staybridge Suites brand were completed. Operating results at these hotels late in 2004 and into early 2005 indicate that these changes are beginning to produce revenue and operating income improvements.
- In March 2004, we reduced our capital costs by redeeming all three million shares of our previously outstanding 9 1/2% Series A preferred shares.
- During the fourth quarter of 2004, Standard & Poor's raised its ratings outlook for HPT to positive from stable. Because of our strong balance sheet and resulting financial flexibility, HPT today remains the only investment grade rated hotel REIT in the country.
- In December 2004, we reached agreement with IHG for the purchase of 13 hotels for $450 million, including four InterContinental, four Crowne Plaza, three Holiday Inn and two Staybridge Suites hotels. These hotels are located in six states, San Juan, Puerto Rico and Toronto, Canada. IHG agreed to manage 12 of these hotels for HPT and to lease the San Juan InterContinental from us under long term agreements.
- In February 2005, we took advantage of historically low interest rates by issuing $300 million of 5.125% senior notes due 2015. The proceeds were used, together with borrowings on our revolving credit facility, to acquire 12 of the 13 hotels from IHG. The remaining hotel is expected to be acquired in May 2005.
- Throughout 2004, we devoted considerable effort to documenting and verifying our systems of internal controls as required by new SEC rules issued pursuant to the Sarbanes-Oxley Act of 2002. At the end of this process, we and our independent auditors both concluded that our internal controls were and are effective.
- At the beginning of 2004, we entered a new management agreement with Prime Hospitality to manage 24 AmeriSuites hotels and 12 hotels to be rebranded as Prime Hotels. In October 2004, before the rebranding of the 12 Prime Hotels was effectively completed, Blackstone Group purchased Prime Hospitality. Then, in January 2005, Hyatt Corp. purchased the AmeriSuites brand from Blackstone, including the contract to manage our 36 hotels. The performance of these 36 hotels, especially the performance of our 12 Prime Hotels, has not met our expectations. We are currently having discussions with Hyatt concerning plans to improve the operating performance of these hotels, and we are considering whether we should seek to assign management of some or all of these 36 hotels to a different operator.

As 2005 begins, most hotel industry analysts are projecting that 2005, and perhaps 2006, will see continued improvements in the lodging industry's financial results. While these projections are generally good news for hotel owners like HPT, the prevalence of this opinion also presents challenges. Since the beginning of 2004, six new hotel REITs have entered the public markets and now compete for hotel acquisitions. Moreover, the increased availability of capital to purchase hotels has caused prices of hotels to increase to levels which we sometimes believe are not justified by reference to replacement costs and the historical cyclicality of the lodging industry. We are hopeful that HPT's reputation as a consistent source of capital for the hotel industry throughout financial cycles will allow us to continue to grow HPT's business without abandoning our conservative financial and operating standards.

Sincerely,

John G Murray

John G. Murray
President
March 31, 2005

OVERVIEW

The following information should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report.

HOTEL INDUSTRY CONDITIONS

As a result of terrorism concerns, the war with Iraq and the impact of a recessionary economy, the U.S. hotel industry experienced significant declines in occupancy, revenues and profitability in 2001, 2002 and 2003. During 2004, the U.S. hotel industry benefited from an expanding economy and limited new hotel supply. For 2004, seven of our eight combinations of hotels reported increases in revenue per available room, or RevPAR; however hotel profitability generally remained below 2000 levels. All of our operating agreements and leases contain security features, such as security deposits and in certain instances, guarantees, which are intended to protect payment of owner's priority returns and minimum rents to us. However, the effectiveness of these various security features to provide uninterrupted payments to us is not assured, particularly if the profitability of our hotels continues at the current level for an extended period. If any of our hotel operators, tenants or guarantors default in their payment obligations to us, our revenues and cash flows may decline and our ability to continue to pay dividends may be jeopardized.

RECENT DEVELOPMENTS
(dollar amounts in thousands, except per share amounts)

Agreement with Prime Hospitality Corp. On December 9, 2003, we entered into an agreement with Prime Hospitality Corp., or Prime, for the management of 36 of our hotels (12 former Wyndham® hotels and 24 AmeriSuites® hotels). This agreement was effective January 1, 2004, with respect to the 24 AmeriSuites® hotels and was effective February 1, 2004, with respect to the 12 Prime Hotels℠. This agreement provided that our 12 Wyndham® hotels would be rebranded as Prime Hotels℠ and that our 24 AmeriSuites® hotels would continue to be operated as AmeriSuites®. This agreement provides that Prime pay us an owner's priority return of $26,000 per year plus 50% of cash flow after payment of operating costs, payment of our priority return, funding the FF&E reserve and reimbursement of working capital and guaranty advances, if any. Prime provided a limited guarantee of our priority return of $26,000 per year. This agreement has an initial term expiring in 2018 and Prime has two consecutive renewal options for 15 years each, thereafter.

In October 2004, Prime was sold to the Blackstone Group, or Blackstone. In January 2005, Blackstone sold the AmeriSuites® brand and transferred operating responsibility for these 36 hotels to Hyatt Corporation, or Hyatt. We believe the transfer of operating responsibility from Prime to Hyatt was a breach of our agreement with Prime. Pursuant to a guarantee given by Prime and being honored by Blackstone and Hyatt, the minimum returns due to us have continued to be timely paid. However, as a result of the 2004 RevPAR declines at the Prime Hotels℠, this hotel combination experienced a decline in RevPAR and the income that we realized from these hotels is less than we would have realized without such declines. We are currently having discussions with Hyatt concerning the operating plans for all 36 of these hotels with particular reference to Hyatt's plans to improve operations at the 12 Prime Hotels℠. If we cannot reach agreement with Hyatt regarding these matters, we may decide to assign operations for some or all of these 36 hotels to a new operator and to seek remedies which may be available to us from Hyatt, Prime and/or Blackstone.

Agreement with InterContinental. On December 17, 2004, we agreed to purchase 13 hotels from InterContinental Hotels Group, plc, or InterContinental, for $450,000. The hotels include four full service InterContinental® hotels, four full service Crowne Plaza® hotels, three full service Holiday Inn® hotels and two Staybridge Suites® hotels, and have a total of 3,946 rooms/suites and approximately 164,000 square feet of meeting rooms. The hotels are located in six states in the United States; one InterContinental hotel® and one Staybridge Suites® hotel are located in Toronto, Canada, and one InterContinental® hotel is located in San Juan, Puerto Rico. The $450,000 purchase price includes $25,000 which we have agreed to pay InterContinental during the three years following the closing in connection with certain improvements to the hotels. On February 16, 2005, we completed the acquisition of 12 of the 13 hotels. The purchase of one InterContinental hotel (with an allocated purchase price of $30,500) was delayed and is expected to be completed by June 30, 2005. Changed circumstances may further delay this purchase or prevent its occurring.

Simultaneously with our purchase of these hotels, we entered a long term combination management agreement for 11 of the 12 hotels and a long term lease for one hotel, the InterContinental hotel in San Juan, Puerto Rico, with subsidiaries of InterContinental. When the acquisition of the remaining hotel is completed, it will be added to the management agreement for the 11 hotels purchased on February 16, 2005. The combined annual amount payable to us for all 13 hotels as owner's priority return under the management agreement and base rent under the lease is $37,750 in 2005, increases to $40,725 in 2006 and increases to approximately $42,000 after the full $450,000 purchase price has been paid. In addition, we are entitled to receive cash flow remaining after base and incentive management fees are paid to InterContinental at the managed hotels and, starting in 2007, a percentage of increases in gross revenues over a threshold at each of the hotels. The owner's priority return under the management agreement and the base rent under the lease are measured and payable in U.S. dollars. Other amounts due under these agreements, with respect to the two hotels located in Canada, may be measured in Canadian dollars, but will be payable in U.S. dollars. The management agreement and the lease will each extend through 2029, and InterContinental has two all or none renewal options for 15 years each. The obligations to pay owner's priority return under the management agreement and the base rent under the lease are supported by a limited, partial guaranty from InterContinental until the operations at these hotels reach negotiated levels. Further, the obligation to pay the owner's priority return under the management agreement is also supported by a limited, partial guaranty from the InterContinental subsidiary tenant for the Puerto Rico hotel. The agreements also provide for a reserve for capital expenditures starting in 2007.

MANAGEMENT AGREEMENTS AND LEASES

As of December 31, 2004, each of our 285 hotels is included in one of eight combinations of hotels which is either leased to one of our wholly owned taxable REIT subsidiaries, or TRSs, and managed by an independent hotel operating company or leased to a third party. At December 31, 2004, we had 177 managed hotels and 108 leased hotels. Our consolidated income statement includes hotel operating revenues and expenses of our managed hotels, and only rental income for leased hotels. With the closing of the acquisition of 12 hotels from InterContinental on February 16, 2005, described above, we own 297 hotels of which 188 are managed and 109 leased. Additional information regarding the terms of our leases and management agreements is included in the table on pages 12 and 13.

RESULTS OF OPERATIONS
(dollar amounts in thousands, except per share amounts)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

	For the year ended December 31,			
	2004	2003	Increase (Decrease)	% Increase (Decrease)
	(amounts in dollars, except number of shares)			
Hotel operating revenues	$ 498,122	$ 209,299	$ 288,823	138.0%
Rental income:				
Minimum rent	125,669	216,125	(90,456)	(41.9%)
Percentage rent	2,803	1,128	1,675	148.5%
FF&E reserve income	18,390	18,335	55	0.3%
Interest income	384	398	(14)	(3.5%)
Gain on lease terminations	-	107,516	(107,516)	(100.0%)
Hotel operating expenses	333,818	145,863	187,955	128.9%
Interest expense	50,393	44,536	5,857	13.2%
Depreciation and amortization	114,883	104,807	10,076	9.6%
General and administrative	19,386	16,800	2,586	15.4%
Loss on early extinguishment of debt	-	2,582	(2,582)	(100.0%)
Net income	127,091	238,213	(111,122)	(46.6%)
Net income available for common shareholders	114,624	223,433	(108,809)	(48.7%)
Weighted average shares outstanding	66,503	62,576	3,927	6.3%
Net income available for common shareholders per common share	$ 1.72	$ 3.57	(1.85)	(51.8%)

The increases in hotel operating revenues and expenses were caused by the increase in the number of managed hotels in 2004 due to: (i) our July 2003 acquisition of 16 hotels and the initiation of a management agreement for these hotels; (ii) the change of 13 hotels under our agreement with Marriott International, Inc., or Marriott, from leased to managed hotels after the 2003 first quarter; (iii) the initiation of a new management agreement on December 31, 2003, for 64 hotels previously leased to Candlewood Hotel Company, or Candlewood, and for 12 hotels purchased from Candlewood on that day; (iv) the initiation of a new management agreement on January 1, 2004, for 24 hotels previously leased to Prime; (v) the initiation of management agreements and termination of leases for 27 hotels previously leased to Wyndham International, Inc., or Wyndham, in the second quarter of 2003; and (vi) the general increase in hotel revenues due to the improving lodging industry conditions during 2004.

Hotel operating revenues of our 177 managed hotels, including revenues for periods prior to our ownership of some of these hotels and for periods when some of the hotels were leased from us by third parties, were $510,124 in 2004, an increase of 1.1% from hotel operating revenues of $504,714 in 2003. The increase in revenues is attributable primarily to the strengthening lodging market that has resulted in improved occupancy and average daily room rate at many of our hotels offset by lower revenues at our former Summerfield Suites by Wyndham® and Wyndham® hotels, which were in the process of being rebranded during 2004 as Staybridge Suites® and Prime Hotels℠, respectively.

Hotel operating expenses for our managed hotels, including expenses for periods prior to our ownership of some of these hotels and for periods when some of the hotels were leased from us by third parties, were $351,221 in 2004, a decrease of 0.8% from hotel operating expenses of $354,033 in 2003. This decrease is due primarily to lower franchise related costs at certain of our rebranded hotels partially offset by increased wage and benefit costs. Certain of our managed hotels had net operating results that were $10,595 and $6,922 less than the minimum returns due to us in 2004 and 2003, respectively. These amounts have been reflected in our consolidated statement of income as a net reduction to hotel operating expenses in each year because the minimum returns were funded by our managers.

The decrease in rental income is primarily a result of the elimination of $94,313 of minimum rent for 128 of our hotels which were previously leased to third parties but are now managed for our account by independent hotel operating companies. This decrease was partially offset by increased rental income resulting from our funding of improvements at certain of our leased hotels in 2004 and 2003 and an increase in percentage rent due to increased sales at our leased hotels in 2004 versus 2003.

FF&E reserve income represents amounts paid by our tenants into restricted accounts owned by us, the purpose of which is to accumulate funds for future capital expenditures. The terms of our leases require these amounts to be calculated as a percentage of total sales at our hotels. The increase in FF&E reserve income is primarily due to increased levels of hotel sales versus 2003 at certain of our recently modernized Courtyard by Marriott® hotels. This increase is partially offset by six hotels under our agreement with Marriott which were changed from leased to managed hotels during 2003 and seven additional hotels under this agreement which were changed from leased to managed hotels in June 2004. The amounts which are escrowed as FF&E reserves for our managed hotels and for leased hotels where the FF&E reserve is owned by our tenants are not reported as FF&E reserve income in our consolidated statement of income.

The decrease in interest income is due to a lower average cash balance, offset to some extent by a higher average interest rate during 2004.

We recorded a $203 gain on the sale of a Summerfield Suites by Wyndham® hotel located in Buckhead, Georgia in the 2004 second quarter.

We recorded a $107,516 gain on lease terminations in 2003 as a result of the termination of our leases with Wyndham and Candlewood.

The increase in interest expense is primarily due to higher average borrowings and a higher weighted average interest rate during 2004.

The increase in depreciation and amortization is due principally to the depreciation of 35 hotels acquired during 2003 and the impact of the purchases in 2003 and 2004 of depreciable assets with funds from FF&E reserve accounts owned by us. This is offset to some extent by the sale of one hotel in 2004 and the retirement of fully depreciated assets of $50,619 and $36,418 throughout 2004 and 2003, respectively.

The increase to general and administrative expense is due principally to the impact of additional hotel investments during 2004 and 2003 and due diligence costs of approximately $500 incurred in 2004 in connection with a failed potential acquisition.

In 2003, we recorded an expense of $2,582 to write off the unamortized deferred financing costs associated with $150,000 of senior notes we redeemed.

The decreases in net income, net income available for common shareholders and net income available for common shareholders per common share were primarily due to the gain on lease terminations recorded in 2003 and the other investment and operating activities discussed above. The decrease in net income available for common shareholders per common share was also impacted by our sale of 4.6 million common shares in February and March 2004.

Cash flow from operations was $223,118 in 2004, a 1.7% increase from $219,405 in 2003 primarily due to changes in items affecting net income discussed above. Cash used in investing activities was $2,461 in 2004, a 99.3% decrease from $371,610 in 2003, primarily due to our acquisition of 35 hotels in 2003 and proceeds from the sale of a hotel in 2004. Cash used in financing activities was $211,191 in 2004, compared with cash provided by financing activities of $151,296 in 2003. The significant components of the variance between periods are $192,684 of proceeds from issuance of common shares in 2004 versus none in 2003, $75,000 preferred share redemption in 2004 versus none in 2003 and $129,000 net debt repayments (principally with the common share proceeds) in 2004 versus net borrowings of $201,000 in 2003. The proceeds of the 2003 borrowings were used primarily to fund our 2003 hotel acquisitions.

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

	For the year ended December 31,			
	2003	2002	Increase (Decrease)	% Increase (Decrease)
	(amounts in dollars, except number of shares)			
Hotel operating revenues	$ 209,299	$ 79,328	$ 129,971	163.8%
Rental income:				
Minimum rent	216,125	245,197	(29,072)	(11.9%)
Percentage rent	1,128	2,291	(1,163)	(50.8%)
FF&E reserve income	18,335	21,600	(3,265)	(15.1%)
Interest income	398	290	108	37.2%
Gain on lease terminations	107,516	-	107,516	100.0%
Hotel operating expenses	145,863	50,515	95,348	188.8%
Interest expense	44,536	42,424	2,112	5.0%
Depreciation and amortization	104,807	96,474	8,333	8.6%
General and administrative	16,800	15,491	1,309	8.5%
Loss on early extinguishment of debt	2,582	1,600	982	61.4%
Net income	238,213	142,202	96,011	67.5%
Net income available for common shareholders	223,433	134,630	88,803	66.0%
Weighted average shares outstanding	62,576	62,538	38	0.1%
Net income available for common shareholders per common share	$ 3.57	$ 2.15	$ 1.42	66.0%

The increases in hotel operating revenues and expenses were caused by the increase in the number of managed hotels in 2003 due to: (i) the initiation of new management agreements in April and May 2003 for 27 hotels previously leased to Wyndham; (ii) our July 2003 acquisition of 16 hotels and the initiation of a management agreement for these hotels; and (iii) the 12 hotels under our agreement with Marriott, which were changed from leased to managed hotels during 2002 and 2003.

Hotel operating revenues of our 71 managed hotels, including revenues which relate to periods prior to our ownership of some of these hotels and for periods when some of the hotels were leased from us by third parties, at December 31, 2003, were $298,522 for 2003, a decrease of 1.9% from hotel operating revenues of $304,412 in 2002 due primarily to a 0.6% decline in RevPAR. This decrease is attributable primarily to the general slowdown of business travel in the United States and the impact of changes in management of some of our hotels resulting from tenant lease defaults.

Hotel operating expenses for our managed hotels, including expenses which relate to periods prior to our ownership of some of these hotels and for periods when some of the hotels were leased from us by third parties, were $208,890 in 2003, a 3.2% increase from hotel operating expenses of $202,502 in 2002. This increase is due primarily to higher wage and benefits costs. Our managed hotels had net operating results that were $6,922 in 2003 and $5,822 in 2002 less than the minimum returns due to us. These amounts have been reflected in our consolidated statement of income as a net reduction to hotel operating expenses in each year because the minimum returns were funded by our managers.

The decrease in rental income is due primarily to the elimination of $29,982 of rental income in 2003 for the 27 hotels previously leased to Wyndham which began to be managed by third parties in April and May 2003, the replacement of $8,369 of rental income under our agreement with Marriott with hotel operating revenues and expenses for 12 hotels which were changed from leased to managed hotels during 2002 and 2003 and decreased percentage rent due to lower hotel sales at our leased hotels and the impact of lease defaults in 2003. These decreases were partially offset by rental income resulting from our acquisition of 21 Candlewood® hotels in April 2002 and seven Candlewood® hotels in July 2003, and from returns from our funding of improvements at certain of our leased hotels during 2002 and 2003.

The decrease in FF&E reserve income is due primarily to reduced levels of hotel sales attributable to the general slowdown of business travel across the United States and the lease defaults described above. Part of this decrease is also due to activities related to the 12 hotels under our agreement with Marriott which were leased and began to be managed at various times during 2002 and 2003, as discussed above.

The increase in interest income is due to a higher average cash balance, offset to some extent by a lower average interest rate during 2003.

We recorded a $107,516 gain on lease terminations in 2003, as a result of the termination of our leases with Wyndham and Candlewood.

The increase in interest expense is primarily due to higher average borrowings, partially offset by a lower weighted average interest rate during 2003.

The increase in depreciation and amortization is due principally to the impact of the depreciation of 23 hotels acquired in July of 2003 and the 21 hotels acquired in April 2002, capital improvements we funded at some of our Courtyard by Marriott® hotels and the impact of the acquisition of depreciable assets during 2002 and 2003 purchased with funds from FF&E reserve accounts owned by us and other funds. This increase was partially offset by the retirement of fully depreciated assets of $36,418 and $29,964 throughout 2003 and 2002, respectively.

The increase in general and administrative expense is due principally to the impact of additional hotel investments during 2002 and 2003.

We recorded expenses on the early extinguishment of debt of $2,582 and $1,600, on February 18, 2003 and July 18, 2002, respectively, to write-off the unamortized deferred financing costs associated with $150,000 and $115,000, respectively, of senior notes we redeemed.

The increases in net income, net income available for common shareholders and net income available for common shareholders per common share were primarily due to the gain on lease terminations recorded in 2003, and the other investment and operating activities discussed above.

Cash flow from operations was $219,405 in 2003, a 4.3% increase from $210,245 in 2002 primarily due to the impact of changes in working capital. Cash used in investing activities was $371,610 in 2003, a 161.1% increase from $142,311 in 2002, primarily because we purchased a greater number of hotels in 2003. Cash provided by financing activities was $151,296 in 2003, a 251.9% increase over cash used in financing activities of $99,559 in 2002, primarily because of increased borrowings to fund our hotel acquisitions, offset partially by our preferred equity issuance in 2002 and increased distributions on common and preferred shares in 2003.

LIQUIDITY AND CAPITAL RESOURCES
(dollar amounts in thousands, except per share amounts)

Our Operators and Tenants

As of March 9, 2005, all 297 of our hotels are operated under management agreements or leases with unrelated third party hotel operating companies. All costs of operating and maintaining our hotels are paid by the third party hotel managers as agent for us or by third party hotel tenants for their own account. These third parties derive their funding for hotel operating expenses, FF&E reserves, and returns and rents due us generally from hotel operating revenues and, to the extent that these parties fund our returns and minimum rents under their guarantees to us, from their separate resources.

We define coverage for each of our combination hotel management agreements or leases as total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions, divided by the aggregate minimum payments to us. More detail regarding coverage, guarantees and other security features of our nine agreements is presented in the table on pages 12 and 13. Of our eight operating agreements in place during 2004, four hotel combinations, representing 125 hotels, generated coverage of at least 1.0x during 2004. The remaining four combinations, representing 160 hotels, generated coverages of .8x to .9x in 2004.

Two hundred twenty-six (226) hotels we own in seven combinations, 79% of our total investments, at cost, are operated under management agreements or leases which are subject to full or limited guarantees. These guarantees may provide us with continued payments if combined total hotel sales less total hotel expenses and required FF&E reserve payments fail to equal or exceed amounts due to us. Our managers and tenants or their affiliates may also supplement cash flow from our hotels in order to make payments to us and preserve their rights to continue operating our hotels. Guarantee or supplemental payments to us, if any, made under any of our management agreements or leases, do not subject us to repayment obligations but, under some of our agreements, these guarantee or supplemental payments may be recovered by the third party operator or tenant from the future cash flows from our hotels after our future minimum returns and rents are paid.

As of March 9, 2005, all payments due, including those payments due under leases or operating agreements whose hotels have generated less than 1.0x coverage during 2004, are current. However, the effectiveness of our various security features to provide uninterrupted payments to us is not assured, particularly if the profitability of our hotels continues at the current level for an extended period. If any of our hotel operators, tenants or guarantors default in their payment obligations to us, our revenues and cash flows may decline.

Our Operating Liquidity and Capital Resources

Our principal source of funds for current expenses and distributions to shareholders are minimum returns from our managed hotels and minimum rents from our leased properties. We receive minimum returns and minimum rents from our managers and tenants monthly. We receive our share of the operating profits of our managed hotels in excess of minimum returns and percentage rents either monthly or quarterly. This flow of funds has historically been sufficient for us to pay our operating expenses, interest and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, interest and distribution payments for the foreseeable future.

We maintain our status as a REIT, under the Internal Revenue Code by meeting certain requirements. As a REIT, we do not expect to pay federal income taxes on the majority of our income. In 1999, federal legislation known as the REIT Modernization Act, or the RMA, was enacted and became effective on January 1, 2001. The RMA, among other things, allows a REIT to lease hotels to a TRS if the hotel is managed by an independent third party. The income realized by our TRS in excess of the rent it pays to us is subject to income tax at corporate tax rates. As, and if, the financial performance of the hotels operated for the account of our TRS improves, these taxes may become material, but the anticipated taxes are not material to our consolidated financial results at this time.

Our Investment and Financing Liquidity and Capital Resources

Various percentages of total sales at most of our hotels are escrowed as FF&E reserves. As of December 31, 2004, there was approximately $38,945 on deposit in these escrow accounts, of which $38,511 was held directly by us and reflected on our balance sheet as restricted cash. The remaining $434 is held in an account owned by one of our tenants and is not reflected on our balance sheet; but we have security and remainder interests in the account owned by this tenant. During 2004, $29,055 was contributed to these accounts and $52,553 was spent from these accounts to renovate and refurbish our hotels.

In order to fund acquisitions and to accommodate occasional cash needs that may result from timing differences between the receipt of rents and returns and our desire or need to make distributions or pay operating expenses, we maintain a revolving credit facility with a group of commercial banks. Our credit facility matures in June 2005 and may be extended at our option to June 2006 upon our payment of an extension fee. Borrowings under the credit facility can be up to $350,000 and the credit facility includes a feature under which the maximum amount available for borrowing may be expanded to $700,000, in certain circumstances. Borrowings under our credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. Interest on borrowings under the credit facility (3.8% per annum at December 31, 2004) is payable at a spread above LIBOR. As of December 31, 2004, we had $72,000 outstanding on our facility. We are currently having preliminary discussions with the lead lender of our credit facility concerning possible enlargement and extension of our credit facility.

At December 31, 2004, we had $15,894 of cash and cash equivalents and $278,000 available on our revolving credit facility. We expect to use existing cash balances, borrowings under our credit facility or other lines of credit and net proceeds of offerings of equity or debt securities to fund future property acquisitions.

As described above, on December 17, 2004, we announced our agreement to purchase 13 hotels from InterContinental for $450,000. We acquired 12 of the 13 hotels on February 16, 2005, for approximately $394,500 using proceeds from the senior notes issuance described below and borrowings under our revolving credit facility. We expect to complete the purchase of the final hotel for $30,500 by June 30, 2005, using existing cash balances or borrowings under our revolving credit facility. The $450,000 purchase price includes $25,000 which we have agreed to pay InterContinental during the next three years in connection with certain improvements to the hotels.

We expect to fund $20,484 for improvements to three of our Marriott hotel portfolios in 2005 with funds from existing cash balances or borrowings under our credit facility. Our minimum annual rent for these hotels will increase by approximately 10% of the amounts we fund, which amounts are in addition to recurring FF&E reserve funding from hotel operations.

Pursuant to our agreement with InterContinental for management of 15 Staybridge Suites® hotels (part of a 30 hotel combination), we agreed to fund $20,000 for rebranding costs and other capital improvements. As part of this agreement, InterContinental will provide us with a $20,000 deposit to secure its obligations under the management agreement that we will not escrow. The timing of our funding to InterContinental and its funding of the deposit to us are expected to be simultaneous. As of December 31, 2004, $10,000 of these fundings have occurred and the balance is expected to occur in 2005.

Pursuant to the agreement we entered with Prime on December 9, 2003, for management of 36 hotels, we agreed to fund $25,000 for rebranding costs and other capital improvements during 2005. As of December 31, 2004, $10,000 of funding has occurred. The balance of this funding is expected to occur during 2005, although it may be delayed because of our current discussions with Hyatt as described above.

Our term debt maturities (other than our revolving credit facility) are as follows: $150,000 in 2008; $50,000 in 2010; $125,000 in 2012 and $300,000 in 2013. As of December 31, 2004, we had one mortgage note we assumed in connection with our acquisition of a hotel with a principal balance of $3,826. This mortgage note requires monthly payments of principal and interest of $32 and is expected to have a principal balance of $3,326 at maturity in 2011. The mortgage note is prepayable at a premium beginning on August 1, 2005. None of our other debt obligations require principal or sinking fund payments prior to their maturity date.

On December 1, 2004, a distribution of $0.5546875 per Series B preferred share was declared with respect to fourth quarter 2004 and was paid to shareholders on January 18, 2005. On December 17, 2004, a distribution of $0.72 per common share was declared with respect to fourth quarter 2004 results and was paid to shareholders on January 31, 2005, using cash on hand and borrowings under our revolving credit facility.

On February 23, 2004, we sold 4,000,000 of our common shares in a public offering at $43.93 per share. On March 8, 2004, we sold an additional 600,000 common shares of beneficial interest at $43.93 per share pursuant to an over allotment option granted to the underwriters. Net proceeds, from both these sales, after underwriting and other offering expenses, were $192,684. These proceeds were used to reduce borrowings outstanding under our revolving credit facility.

On April 12, 2004, we redeemed all of our outstanding 9 1/2% Series A preferred shares at their liquidation preference of $25 per share plus accrued and unpaid distributions of $0.0792 per share. This redemption was funded with borrowings under our revolving credit facility.

On February 15, 2005, we issued $300,000 of 5.125% senior notes due 2015. Net proceeds after underwriting and other offering expenses were approximately $297,192. As described above, these proceeds were used to partially fund the acquisition of 12 hotels from InterContinental on February 16, 2005.

When amounts are outstanding on our revolving credit facility and, as the maturity dates of our credit facility and term debt approach over the longer term, we will explore alternatives for the repayment of amounts due. Such alternatives in the short term and long term may include incurring additional long term debt and issuing new equity securities. As of December 31, 2004, we had $2,086,672 available on our shelf registration. This amount was reduced by our February 2005 issuance of $300,000 of 5.125% senior notes due 2015 to $1,786,672. An effective shelf registration allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for those securities. Although there can be no assurance that we will consummate any debt or equity security offerings or other financings, we believe we will have access to various types of financing, including investment grade debt or equity securities offerings, with which to finance future acquisitions and to pay our debt and other obligations.

As of December 31, 2004, our contractual obligations were as follows:

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 700,826	$ 72,060	$ 137	$ 150,161	$ 478,468
Purchase Obligation(1)	450,000	435,000	15,000	-	-
Ground Lease Obligations(2)	19,086	1,119	2,237	2,027	13,703
Capital improvements(3)	40,484	40,484	-	-	-
Total	$ 1,210,396	$ 548,663	$ 17,374	$ 152,188	$ 492,171

(1) On December 17, 2004, we announced our agreement to purchase 13 hotels from InterContinental. We acquired 12 of the hotels on February 16, 2005 for approximately $394,500.

(2) Nine of our hotels are on leased land. In each case the ground lessors are unrelated to us. Generally, payment of ground lease obligations are made by our managers or tenants. However, if a manager or tenant fails to perform obligations under a ground lease or elects not to renew any ground lease, we might have to perform obligations under the ground lease or renew the ground lease in order to protect our investment in the affected hotel.

(3) Represents amounts we expect to fund in addition to recurring FF&E reserve funding from hotel operations.

As of December 31, 2004, we had no off-balance sheet arrangements, commercial paper, derivatives, swaps, hedges, guarantees, joint ventures or partnerships. As of December 31, 2004, our secured debt obligations were limited to one mortgage note of $3,826 secured by a single property. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade.

Debt Covenants

Our debt obligations at December 31, 2004, were our revolving credit facility, our $625,000 of publicly issued term debt and our $3,826 mortgage note. Our public debt is governed by an indenture. This indenture and related supplements and our credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. As of December 31, 2004, we were in compliance with all of our covenants under our indenture and its supplements and our credit facility agreement.

Neither our indenture and its supplements nor our bank credit facility contain provisions for acceleration which could be triggered by our debt ratings. However, under our credit facility agreement, our senior debt rating is used to determine the fees and interest rate applied to borrowings.

Our public debt indenture and its supplements contain cross default provisions to any other debts of $20,000 or more. Similarly, a default on our public debt indenture would be a default on our credit facility.

Related Party Transactions

Reit Management & Research LLC, or RMR, provides management and administrative services to us under an agreement which is subject to annual approval by our compensation committee comprised of our independent trustees. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250,000 of our average real estate investments and 0.5% thereafter, plus an incentive fee based upon increases in cash available for distribution per share, as defined. The incentive fee payable to RMR is paid in common shares. Aggregate fees earned by RMR during 2004 for services were $15,812. No incentive fee was payable for the year 2004. Our compensation committee has approved the renewal of the RMR agreement for its current term which will end December 31, 2005. RMR also provides the internal audit function for us and for other publicly traded companies to which it provides management or other services. We pay a pro rata share of RMR's costs in providing that function. Our audit committee composed of our independent trustees approves the identity and salary of the individual serving as our internal audit manager, as well as the pro rata share of the costs which we pay. RMR is beneficially owned by Gerard M. Martin and Barry M. Portnoy who are our managing trustees. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR described above. All transactions between us and RMR are approved by our independent trustees.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and assessments are consistently applied and produce financial information that fairly presents our results of operations. Our four most critical accounting policies concern our investments in hotels and are as follows:

Classification of Leases. Certain of our hotel investments are leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a leased hotel, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

Allocation of Purchase Price and Recognition of Depreciation Expense. The acquisition cost of each hotel investment is allocated to various property components such as land, buildings and improvements, and each component generally has a different useful life. For hotels acquired subsequent to June 1, 2001, the effective date of Statement of Financial Accounting Standards No. 141, "Business Combinations", we allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, and, if applicable, the value of in-place leases, the fair market value of above or below market leases and customer relationships. Acquisition cost allocations and the determination of the useful lives are based on our estimates or, under some circumstances, studies commissioned from independent experts. We compute related depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The value of intangible assets is amortized over the term of the respective lease. The allocated cost of land is not depreciated. Inappropriate allocation of acquisition costs or incorrect estimates of useful lives could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods required by accounting principles generally accepted in the United States.

Impairment of Assets. We periodically evaluate our hotel investments for impairment indicators. These indicators may include weak or declining operating profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or market or industry changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related hotel investment by comparing it to the expected future undiscounted cash flows to be generated from that hotel. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future operating profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Variable Interest Entities. In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", or FIN 46, that was effective for all enterprises with variable interest entities created after January 31, 2003. In December 2003, FASB issued a revised FIN 46, which provided for the deferral of the effective date of the interpretation to January 1, 2004, for variable interest entities created prior to January 31, 2003. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the primary beneficiary. The primary beneficiary is the enterprise that absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. Generally, expected losses and expected residual returns are the expected negative and positive variability, respectively, in the fair value of the variable interest entities' net assets. When our TRS enters a new operating agreement or materially modifies an existing operating agreement we are required to assess if we are or continue to be the primary beneficiary. This assessment requires us to make estimates of the future cash flows of our TRS. Incorrect assumptions or estimates of, among other things, occupancy, average daily room rate and operating expenses of our hotels may result in an inaccurate determination of the primary beneficiary. The adoption of FIN 46 had no effect on our financial statements.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our hotels operate. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to hotels we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

PROPERTY MANAGEMENT AGREEMENTS, LEASES AND OPERATING STATISTICS

As of March 9, 2005, we owned 297 hotels which are grouped into nine combinations and managed by or leased to separate affiliates of hotel operating companies including InterContinental, Marriott, Host Marriott Corporation, or Host, Barcelo Crestline Corporation, or Barcelo Crestline, Hyatt, and BRE/Homestead Village, LLC, or Homestead.

The tables on the following pages summarize the key terms of our leases and management agreements and include statistics reported to us or derived from information reported to us by our managers and tenants. These statistics include occupancy, average daily rate, or ADR, RevPAR and coverage of our owner's priority returns or minimum rents. We consider these statistics and the management agreement or lease security features also presented in the tables on the following pages, to be important measures of our managers' and tenants' success in operating our hotels and their ability to continue to pay us. However, none of this third party reported information is a direct measure of our financial performance and none of it has been independently verified by us.

The following tables summarize the operating statistics, including occupancy, ADR, and RevPAR, reported to us by our hotel operators by management agreement or lease for the periods indicated for the 285 hotels we owned as of December 31, 2004:

Management Agreement/Lease	No. of Hotels	No. of Rooms/Suites	2004	2003[1]	Change
ADR					
Host (no. 1)	53	7,610	$ 100.38	$ 95.51	5.1%
Host (no. 2)	18	2,178	94.86	93.32	1.7%
Marriott	35	5,382	94.71	91.19	3.9%
Barcelo Crestline	19	2,756	92.26	88.44	4.3%
InterContinental (no. 1)[2] [3]	30	3,694	89.65	89.99	(0.4%)
InterContinental (no. 2)[2] [3]	76	9,220	55.97	54.77	2.2%
Hyatt[3] [4]	36	5,250	73.49	70.13	4.8%
Homestead	18	2,399	50.14	47.72	5.1%
Total/Average	285	38,489	$ 80.42	$ 77.20	4.2%
OCCUPANCY					
Host (no. 1)	53	7,610	71.3%	64.0%	7.3 pt
Host (no. 2)	18	2,178	79.3%	76.6%	2.7 pt
Marriott	35	5,382	76.3%	73.9%	2.4 pt
Barcelo Crestline	19	2,756	73.8%	69.0%	4.8 pt
InterContinental (no. 1)[2] [3]	30	3,694	75.3%	74.2%	1.1 pt
InterContinental (no. 2)[2] [3]	76	9,220	71.2%	72.0%	(0.8 pt)
Hyatt[3] [4]	36	5,250	61.5%	67.9%	(6.4 pt)
Homestead	18	2,399	79.2%	75.9%	3.3 pt
Total/Average	285	38,489	72.1%	70.6%	1.5 pt
REVPAR					
Host (no. 1)	53	7,610	$ 71.57	$ 61.13	17.1%
Host (no. 2)	18	2,178	75.22	71.48	5.2%
Marriott	35	5,382	72.26	67.39	7.2%
Barcelo Crestline	19	2,756	68.09	61.02	11.6%
InterContinental (no. 1)[2] [3]	30	3,694	67.51	66.77	1.1%
InterContinental (no. 2)[2] [3]	76	9,220	39.85	39.43	1.1%
Hyatt[3] [4]	36	5,250	45.20	47.62	(5.1%)
Homestead	18	2,399	39.71	36.22	9.6%
Total/Average	285	38,489	$ 57.98	$ 54.50	6.4%

(1) Includes data for the calendar year indicated, except for our Marriott branded hotels, which include data for the 52 and 53 week fiscal periods ended December 31, 2004 and January 2, 2004, respectively.

(2) 2003 includes data for periods prior to our ownership of certain hotels.

(3) 2003 includes data for periods hotels were not operated by the 2004 manager.

(4) In December 2003, we entered into an agreement with Prime for the management of these 36 hotels, effective January 1, 2004. In October 2004, Prime was sold to Blackstone. In January 2005, Blackstone sold the AmeriSuites® brand and transferred operating responsibility for these 36 hotels to Hyatt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments" in this Annual Report for the current status of these operating arrangements.

Hotel Brand	Courtyard by Marriott®	Residence Inn by Marriott®	Marriott®/ Residence Inn by Marriott®/Courtyard by Marriott®/ TownePlace Suites by Marriott®/SpringHill Suites by Marriott®	Residence Inn by Marriott®/ Courtyard by Marriott®/Townplace Suites by Marriott®/ SpringHill Suites by Marriott®	Homestead Studio Suites®
Management Agreements and Leases					
Number of Hotels	53	18	35	19	18
Number of Rooms/Suites	7,610	2,178	5,382	2,756	2,399
Number of States	24	14	15	14	5
Tenant	Subsidiary of Host Subleased to Subsidiary of Barcelo Crestline.	Subsidiary of Host Subleased to Subsidiary of Barcelo Crestline.	Our TRS.	Subsidiary of Barcelo Crestline.	Subsidiary of Homestead.
Manager	Subsidiary of Marriott.	Subsidiary of Marriott.	Subsidiaries of Marriott.	Subsidiaries of Marriott.	Subsidiary of Homestead.
Investment (000s)(1)	$ 555,126	$ 185,695	$ 455,655	$ 274,222	$ 145,000
Security Deposit (000s)	$ 50,540	$ 17,220	$ 36,204	$ 28,508	$ 15,960
End of Current Term	2012	2010	2019	2015	2015
Renewal Options(2)	3 for 12 years each.	1 for 10 years, 2 for 15 years each.	2 for 15 years each.	2 for 10 years each.	2 for 15 years each.
Current Annual Minimum Return/Rent (000s)	$ 55,401	$ 18,550	$ 47,291	$ 28,508	$ 15,960
Percentage Return/Rent(3)	5.0%	7.5%	7.0%	7.0%	10.0%
Operating Statistics					
Rent/Return Coverage(4)(5):					
Year ended 12/31/03	1.0x	1.0x	0.8x	0.7x	1.1x
Year ended 12/31/04	1.3x	1.0x	0.9x	0.9x	1.2x
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; subtenant and subtenant parent minimum net worth requirement.	HPT controlled lockbox with minimum balance maintenance requirement; subtenant and subtenant parent minimum net worth requirement.	Limited guarantee provided by Marriott.	Limited guarantees provided by Barcelo Crestline and Marriott.	Homestead parent guarantee and $15,960 letter of credit.

(1) Table includes investment amounts as of December 31, 2004. Amounts exclude expenditures made from FF&E reserves funded from hotel operations, but includes amounts funded by us separately from hotel operations.
(2) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the hotels within each combination of hotels.
(3) Each management contract or lease provides for payment to us of a percentage of increases in total hotel sales over base year levels as additional return or rent.
(4) We define coverage as combined total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions (which data is provided to us by our operators or tenants), divided by the minimum returns or rent payments due to us.
(5) For the hotels managed by Marriott, the data presented is for the comparable fiscal years ended January 2, 2004, and December 31, 2004.

Hotel Brand	Staybridge Suites®	Candlewood Suites®	InterContinental®/ Crowne Plaza®/Holiday Inn®/ Staybridge Suites®(1)	Prime Hotels℠ AmeriSuites®(7)	Total/Range/ Average (all investments)(1)
Management Agreements and Leases					
Number of Hotels	30	76	12	36	297
Number of Rooms/Suites	3,694	9,220	3,757	5,250	42,246
Number of States	16	29	6 plus Ontario and Puerto Rico	19	38 plus Ontario and Puerto Rico
Tenant	Our TRS.	Our TRS.	Our TRS and a subsidiary of InterContinental.	Our TRS.	
Manager	Subsidiary of InterContinental.	Subsidiary of InterContinental.	Subsidiaries of InterContinental.	Subsidiary of Hyatt.	
Investment (000s)(1)	$ 415,708	$ 590,250	$ 394,500	$ 425,920	$ 3,442,076
Security Deposit (000s)	$ 26,872(2)	-	-	-	$ 175,304
End of Current Term	2023	2028	2029	2018	2010-2029 (average 14.8 years)
Renewal Options(3)	2 for 12.5 years each.	2 for 15 years each.	2 for 15 years each.	2 for 15 years each.	
Current Annual Minimum Return/Rent (000s)	$ 36,097	$ 60,000	$ 34,869	$ 26,000	$ 322,676
Percentage Return/Rent(4)	7.5%	7.5%	7.5%	(5)	5%-10%
Operating Statistics					
Rent/Return Coverage(6):					
Year ended 12/31/03	0.7x	0.8x	N/A	1.0x	0.7x - 1.1x
Year ended 12/31/04	0.8x	0.8x	N/A	1.1x	0.8x - 1.3x
Other Security Features	Limited guarantee provided by InterContinental.	Limited guarantee provided by InterContinental.	Limited guarantees provided by InterContinental.	Limited guarantee provided by Prime.	

(1) Table includes investment amounts as of December 31, 2004, except amounts adjusted to give effect to the acquisition of 12 hotels from InterContinental on February 16, 2005. Amounts exclude one additional InterContinental® hotel in Austin, TX with 189 rooms, which we expect to purchase from InterContinental before June 30, 2005, for approximately $30,500. Amounts exclude expenditures made from FF&E reserves funded from hotel operations, but includes amounts funded by us separately from hotel operations.

(2) Additional security deposit of $10,000 to be funded in 2005.

(3) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the hotels within each combination of hotels.

(4) Each management contract or lease provides for payment to HPT of a percentage of increases in total hotel sales over base year levels as additional return or rent.

(5) Agreement provides for payment to us of 50% of cash flow after payment of operating costs, funding the capital reserve, payment of our priority return and reimbursement to Prime of working capital and guaranty advances, if any.

(6) We define coverage as combined total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions (which data is provided to us by our operators or tenants), divided by the minimum return or rent payments due to us. For some combinations, amounts have been calculated using data for periods prior to our ownership of certain hotels and prior to commencement of operating agreements.

(7) In December 2003, we entered into an agreement with Prime for the management of these 36 hotels, effective January 1, 2004. In October 2004, Prime was sold to Blackstone. In January 2005, Blackstone sold the AmeriSuites® brand and transferred operating responsibility for these 36 hotels to Hyatt. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Recent Developments" in this Annual Report for the current status of these operating arrangements.

SEASONALITY

Our hotels have historically experienced seasonal differences typical of the U.S. hotel industry with higher revenues in the second and third quarters of calendar years compared with the first and fourth quarters. This seasonality is not expected to cause material fluctuations in our income because our contractual management agreements and leases require our managers and tenants to make the substantial portion of our rents and return payments to us in equal amounts throughout a year. Seasonality may affect our hotel operating revenues, but we do not expect seasonal variations to have a material impact upon our financial results of operations or upon our operators' or tenants' ability to meet their contractual obligations to us.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage returns and rents which we receive based upon a percentage of gross hotel revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our operators' or tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if the operating income from our properties becomes insufficient to pay our returns or rents. To mitigate the adverse impact of increased operating costs at our properties, all of our operating agreements contain security features, such as security deposits and in certain instances, guarantees of our returns or rents. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future. The decision to enter into these agreements will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(dollar amounts in thousands)

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2003. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

As of March 9, 2005, our outstanding publicly traded debt consisted of five issues of fixed rate, senior unsecured notes:

Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
$ 150,000	7.000%	$ 10,500	2008	Semi-Annually
50,000	9.125%	4,563	2010	Semi-Annually
125,000	6.850%	8,563	2012	Semi-Annually
300,000	6.750%	20,250	2013	Semi-Annually
300,000(1)	5.125%	15,375	2015	Semi-Annually
$ 925,000		$ 59,251		

(1)Issued on February 15, 2005.

No principal repayments are due under these notes until maturity. Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. If at maturity these notes were refinanced at interest rates which are 10% higher than shown above, our per annum interest cost would increase by approximately $5,925. Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt while decreases in market interest rates increase the fair value of our fixed rate debt. Based on the balances outstanding at March 9, 2005, and discounted cash flow analyses, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $17,615.

Each of our fixed rate unsecured debt arrangements allows us to make repayments earlier than the stated maturity date. We are generally allowed to make prepayments only at face value plus a premium equal to a make-whole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity. We have one mortgage payable secured by a hotel in Wichita, Kansas, with a fixed rate of 8.3% that matures on July 1, 2011. This note requires principal and interest payments through maturity pursuant to an amortization schedule and contains a provision that allows us to make repayment at a premium to face value after August 1, 2005.

Our revolving credit facility bears interest at floating rates and matures in June 2005. We can extend the maturity for one year for a fee. At December 31, 2004, we had $72,000 outstanding and $278,000 available for drawing under our revolving credit facility. Repayments under our revolving credit facility may be made at any time without penalty. We borrow in U.S. dollars and borrowings under our revolving bank credit facility are subject to interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term interest rates, specifically LIBOR. A change in interest rates would not affect the value of this floating rate debt but would affect our operating results. For example, the interest rate payable on our outstanding indebtedness of $72,000 at December 31, 2004, was 3.8% per annum.

The following table presents the impact a 10% change in interest rates would have on floating rate interest expense as of December 31, 2004:

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2004	3.8%	$ 72,000	$ 2,736
10% reduction	3.4%	$ 72,000	$ 2,448
10% increase	4.2%	$ 72,000	$ 3,024

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving bank credit facility or other floating rate debt.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS ANNUAL REPORT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR EXPECTATION, OR THE INTENT, BELIEF OR EXPECTATION OF OUR TRUSTEES AND OFFICERS WITH RESPECT TO OUR OPERATORS' OR TENANTS' ABILITY TO PAY RETURNS OR RENT TO US, OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES, OUR INTENT TO IMPROVE AND MODERNIZE OUR PROPERTIES, OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS, OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS, OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OUR ABILITY TO APPROPRIATELY BALANCE THE USE OF DEBT AND EQUITY AND TO RAISE CAPITAL AND OTHER MATTERS. HOWEVER, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION, THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS (INCLUDING PREVAILING INTEREST RATES) ON US AND OUR TENANTS, COMPLIANCE WITH AND CHANGES TO LAWS AND REGULATIONS AFFECTING THE REAL ESTATE AND HOTEL INDUSTRIES, CHANGES IN FINANCING TERMS, AND COMPETITION WITHIN THE REAL ESTATE AND HOTEL INDUSTRIES. FOR EXAMPLE: IF HOTEL ROOM DEMAND CONTINUES AT ITS CURRENT LEVEL OR DECLINES, THE OPERATING RESULTS OF OUR HOTELS MAY DECLINE; THE FINANCIAL RESULTS OF OUR OPERATORS AND TENANTS MAY DECLINE; AND OUR OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES OR MANAGEMENT AGREEMENT OR LEASE TERMS FOR NEW PROPERTIES. THESE UNEXPECTED RESULTS COULD OCCUR DUE TO MANY DIFFERENT REASONS, SOME OF WHICH, SUCH AS CHANGES IN OUR OPERATORS' OR TENANTS' COSTS OR REVENUES OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THESE FORWARD LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURANCE OF UNANTICIPATED EVENTS.

Management Report on Assessment of Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2004, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2004 consolidated financial statements included in this Annual Report, has issued an attestation report on our assessment of our internal control over financial reporting, which is included in this Annual Report on page 17.

Report of Independent Registered Public Accounting Firm

TO THE TRUSTEES AND SHAREHOLDERS OF HOSPITALITY PROPERTIES TRUST:

We have audited management's assessment, included in the accompanying Management Report on Assessment of Internal Control Over Financial Reporting, that Hospitality Properties Trust maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hospitality Properties Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hospitality Properties Trust maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hospitality Properties Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Hospitality Properties Trust and our report dated March 7, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
March 7, 2005

Report of Independent Registered Public Accounting Firm

TO THE TRUSTEES AND SHAREHOLDERS OF HOSPITALITY PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheet of Hospitality Properties Trust, as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hospitality Properties Trust at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hospitality Properties Trust's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
March 7, 2005

Consolidated Balance Sheet

(dollars in thousands, except share data)

	As of December 31,	
	2004	2003
ASSETS		
Real estate properties, at cost:		
Land	$ 460,748	$ 461,631
Buildings, improvements and equipment	2,720,242	2,717,876
	3,180,990	3,179,507
Accumulated depreciation	(556,517)	(494,299)
	2,624,473	2,685,208
Cash and cash equivalents	15,894	6,428
Restricted cash (FF&E escrow)	38,511	55,755
Other assets, net	10,547	14,210
	$ 2,689,425	$ 2,761,601
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 72,000	$ 201,000
Senior notes, net of discounts	621,679	621,245
Mortgage payable	3,826	3,881
Security and other deposits	175,304	175,304
Dividends payable	50,300	45,063
Accounts payable and other	77,782	68,244
Due to affiliate	2,661	1,336
Total liabilities	1,003,552	1,116,073
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, no par value, 100,000,000 shares authorized:		
Series A preferred shares; 9½% cumulative redeemable; none and 3,000,000 shares issued and outstanding, aggregate liquidation preference $75,000	-	72,207
Series B preferred shares; 8⅞% cumulative redeemable; 3,450,000 shares issued and outstanding, aggregate liquidation preference $86,250	83,306	83,306
Common shares of beneficial interest; $0.01 par value; 100,000,000 shares authorized, 67,203,228 and 62,587,078 shares issued and outstanding, respectively	672	626
Additional paid-in capital	1,859,936	1,669,411
Cumulative net income	1,081,169	954,078
Cumulative preferred distributions	(51,680)	(40,092)
Cumulative common distributions	(1,287,530)	(1,094,008)
Total shareholders' equity	1,685,873	1,645,528
	$ 2,689,425	$ 2,761,601

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2004	2003	2002
REVENUES:			
Hotel operating revenues	$ 498,122	$ 209,299	$ 79,328
Rental income:			
Minimum rent	125,669	216,125	245,197
Percentage rent	2,803	1,128	2,291
	128,472	217,253	247,488
FF&E reserve income	18,390	18,335	21,600
Interest income	384	398	290
Gain on lease terminations	-	107,516	-
Total revenues	645,368	552,801	348,706
EXPENSES:			
Hotel operating expenses	333,818	145,863	50,515
Interest (including amortization of deferred financing costs of $2,744, $2,536 and $2,650, respectively)	50,393	44,536	42,424
Depreciation and amortization	114,883	104,807	96,474
General and administrative	19,386	16,800	15,491
Loss on early extinguishment of debt	-	2,582	1,600
Total expenses	518,480	314,588	206,504
Income before gain on sale of real estate	126,888	238,213	142,202
Gain on sale of real estate	203	-	-
Net income	127,091	238,213	142,202
Preferred distributions	9,674	14,780	7,572
Excess of liquidation preference over carrying value of preferred shares	2,793	-	-
Net income available for common shareholders	$ 114,624	$ 223,433	$ 134,630
Weighted average shares outstanding	66,503	62,576	62,538
Basic and diluted earnings per share:			
Net income available for common shareholders	$ 1.72	$ 3.57	$ 2.15

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Shareholders' Equity

(in thousands, except share data)

	Preferred Shares					Common Shares					
	Series A		Series B								
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid-In Capital	Cumulative Net Income	Total
alance at December 31, 2001	3,000,000	$ 72,207	-	$ -	$ (19,356)	62,515,940	$ 625	$ (689,876)	$ 1,667,256	$ 573,663	$ 1,604,519
suance of shares, net	-	-	3,450,000	83,306	-	-	-	-	-	-	83,306
ommon share grants	-	-	-	-	-	31,408	-	-	974	-	974
t income	-	-	-	-	-	-	-	-	-	142,202	142,202
stributions	-	-	-	-	(7,125)	-	-	(178,856)	-	-	(185,981)
alance at December 31, 2002	3,000,000	72,207	3,450,000	83,306	(26,481)	62,547,348	625	(868,732)	1,668,230	715,865	1,645,020
ommon share grants	-	-	-	-	-	39,730	1	-	1,181	-	1,182
t income	-	-	-	-	-	-	-	-	-	238,213	238,213
stributions	-	-	-	-	(13,611)	-	-	(225,276)	-	-	(238,887
alance at December 31, 2003	3,000,000	72,207	3,450,000	83,306	(40,092)	62,587,078	626	(1,094,008)	1,669,411	954,078	1,645,528
suance of shares, net	-	-	-	-	-	4,600,000	46	-	192,638	-	192,68
ommon share grants	-	-	-	-	-	16,150	-	-	680	-	68
edemption of preferred shares	(3,000,000)	(72,207)	-	-	-	-	-	-	(2,793)	-	(75,00
t income	-	-	-	-	-	-	-	-	-	127,091	127,09
istributions	-	-	-	-	(11,588)	-	-	(193,522)	-	-	(205,11
alance at December 31, 2004	-	$ -	3,450,000	$ 83,306	$(51,680)	67,203,228	$ 672	$(1,287,530)	$1,859,936	$1,081,169	$1,685,8

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

(in thousands)

	Year Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 127,091	$ 238,213	$ 142,202
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	114,883	104,807	96,474
Non-cash portion of gain on lease terminations	-	(104,951)	-
Amortization of deferred financing costs as interest	2,744	2,536	2,650
Non-cash income	(2,952)	(6,719)	-
FF&E reserve income and deposits	(29,522)	(25,248)	(25,710)
Loss on early extinguishment of debt	-	2,582	1,600
Gain on sale of real estate	(203)	-	-
Changes in assets and liabilities:			
(Increase) decrease in other assets	2,262	(1,339)	(762)
Increase (decrease) in accounts payable and other	7,490	9,485	(7,222)
Increase in due to affiliate	1,325	39	1,013
Cash provided by operating activities	223,118	219,405	210,245
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and improvements	(10,211)	(388,482)	(148,246)
Increase in security and other deposits	-	16,872	5,935
Proceeds from sale of real estate	7,750	-	-
Cash used in investing activities	(2,461)	(371,610)	(142,311)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	192,684	-	-
Proceeds from issuance of preferred shares, net	-	-	83,306
Debt issuance, net of discount	-	296,997	124,106
Repayment of senior notes	-	(150,000)	(115,000)
Redemption of preferred shares	(75,000)	-	-
Draws on revolving credit facility	293,000	391,000	295,000
Repayments of revolving credit facility	(422,000)	(190,000)	(295,000)
Deferred finance costs paid	(2)	(2,877)	(5,990)
Distributions to preferred shareholders	(11,588)	(13,611)	(7,125)
Distributions to common shareholders	(188,285)	(180,213)	(178,856)
Cash provided by (used in) financing activities	(211,191)	151,296	(99,559)
Increase (decrease) in cash and cash equivalents	9,466	(909)	(31,625)
Cash and cash equivalents at beginning of year	6,428	7,337	38,962
Cash and cash equivalents at end of year	$ 15,894	$ 6,428	$ 7,337
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 47,612	$ 34,929	$ 36,079
Non-cash operating activities:			
Property transferred in lease default	4,920	18,094	-
FF&E reserves retained in lease default	-	14,615	-
Security and other deposits retained in lease default	-	118,736	-
Non-cash investing and financing activities:			
Property managers deposits in FF&E reserve	27,296	22,679	23,745
Purchases of fixed assets with FF&E reserve	(46,529)	(53,337)	(18,816)

The accompanying notes are an integral part of these financial statements.

(dollars in thousands, except per share data)

NOTE 1. ORGANIZATION

Hospitality Properties Trust, or HPT, we or us, is a real estate investment trust, or REIT, organized on February 7, 1995, under the laws of the State of Maryland, which invests in hotels. At December 31, 2004, HPT, directly and through subsidiaries, owned 285 properties.

The properties of HPT and its subsidiaries are operated by companies unaffiliated with HPT: Host Marriott Corporation, or Host; Marriott International, Inc., or Marriott; InterContinental Hotels Group, plc, or InterContinental; Barceló Crestline Corporation, or Barcelo Crestline; Hyatt Corporation, or Hyatt; and BRE/Homestead Village LLC, or Homestead. Hereinafter these hotel operators are sometimes referred to as Managers and/or Lessees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation. These consolidated financial statements include the accounts of HPT and its subsidiaries, all of which are 100% owned directly or indirectly by HPT. All intercompany transactions and balances have been eliminated.

Real Estate Properties. Real estate properties are recorded at cost. We allocate the cost of real estate acquired among building, land, furniture, fixtures and equipment, and, if applicable, the value of in-place leases, the fair market value of above or below market leases and customer relationships. Depreciation on real estate properties is recognized on a straight line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. The value of intangible assets is amortized over the term of the associated lease.

We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows of the related properties to determine if an impairment loss should be recognized. The amount of impairment loss is determined by comparing the historical carrying value of the asset to its estimated fair value. Estimated fair value is determined through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining lives of its long-lived assets. If estimated lives are changed, the carrying values of affected assets are allocated over the remaining lives.

Cash and Cash Equivalents. Highly liquid investments with original maturities of three months or less at date of purchase are considered to be cash equivalents. The carrying amount of cash and cash equivalents is equal to its fair value.

Restricted Cash. Restricted cash consists of amounts escrowed to fund periodic renovations and improvements at our hotels.

Deferred Financing Costs. Costs incurred to borrow are capitalized and amortized over the term of the related borrowing. Deferred financing costs were $4,180 and $6,487 at December 31, 2004 and 2003, respectively, net of accumulated amortization of $6,699 and $4,389, respectively, and are included in other assets, net in the accompanying consolidated balance sheet.

Revenue Recognition. We report hotel operating revenues for managed hotels in our consolidated statement of income. Hotel operating revenues, consisting primarily of room sales and sales of food, beverage and telephone services are generally recognized when services are performed. Our rights to share in the operating results of our managed hotels in excess of minimum returns due us are generally determined based upon annual calculations. Hotel operating income in excess of the minimum returns due to us under our management agreements is recognized when all contingencies are met and the income is earned.

We recognize rental income from operating leases on a straight line basis over the life of the lease agreements. Percentage rent is recognized when all contingencies are met and the rent is earned.

We own all the FF&E reserve escrows for hotels leased to our taxable REIT subsidiaries, or TRS. Some of our third party leases provide that FF&E reserve escrows are owned by us. One third party lease provides that the FF&E reserve escrow is owned by the tenant and we have a security and remainder interest in that escrow account. When we own the escrow account, payments by our third party tenants into the escrow are reported by us as FF&E reserve income. When we have a security and remainder interest in the escrow account, tenant deposits are not included in revenue.

Per Common Share Amounts. Per common share amounts are computed using the weighted average number of common shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Income Taxes. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, we are generally not subject to federal income taxes on our net income provided we distribute our taxable income to our shareholders and meet certain organizational and operational requirements. Even as a REIT, we may be subject to certain state and local income and other types of taxes.

(dollars in thousands, except per share data)

We lease our managed hotels to our wholly owned TRSs. Unlike our other subsidiaries, which are generally not subject to federal taxes, these subsidiaries are taxable entities. We account for income taxes of our TRSs in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes", or SFAS 109. SFAS 109 requires us to use the asset and liability method and to establish deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Our TRSs file one consolidated tax return. At December 31, 2004 and 2003 our TRSs had a deferred tax asset, prior to any valuation allowance, of $2,806 and $3,634, respectively, which consists primarily of net operating loss carryforwards. We have provided a 100% valuation allowance against our deferred tax asset as of December 31, 2004 and 2003 due to the uncertainty surrounding our ability to realize the future benefit of the losses. Accordingly, no provision or benefit for income taxes is reflected in the accompanying consolidated statement of income. As of December 31, 2004 our TRSs have net operating loss carryforwards for federal income tax purposes of approximately $6,316 which are available to offset future taxable income, if any, through 2024.

The characterization of the distributions paid to our common shareholders in 2004, 2003 and 2002 was 100.0%, 100.0% and 74.5% ordinary income, respectively, and 0.0%, 0.0% and 25.5% return of capital, respectively.

New Accounting Pronouncements. In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", or FIN 46, that was effective for all enterprises with variable interest entities created after January 31, 2003. In December 2003, FASB issued a revised FIN 46 which provided for the deferral of the effective date of the interpretation to January 1, 2004, for variable interest entities created prior to January 31, 2003. The adoption of FIN 46 had no effect on our financial statements.

3. SHAREHOLDERS' EQUITY

We reserved an aggregate of 3,128,791 shares of our common shares to be issued under the terms of the 1995 Incentive Share Award Plan and the 2003 Incentive Share Award Plan, collectively referred to as the Award Plans. During the year ended December 31, 2004, we awarded 14,650 common shares to our officers and certain employees of our investment manager pursuant to these plans. In addition, our independent trustees are each awarded 500 common shares annually as part of their annual fees. The shares awarded to the trustees vest immediately. The shares awarded to our officers and certain employees of our investment manager vest in three annual installments beginning on the date of grant. At December 31, 2004, 2,880,329 of our common shares remain reserved for issuance under the Award Plans.

On February 23, 2004, we sold 4,000,000 of our common shares of beneficial interest at $43.93 per share in a public offering. As part of this offering we granted the underwriters a 30-day option to buy an additional 600,000 common shares of beneficial interest to cover over allotments which they exercised in full on March 8, 2004. Net proceeds, from both these sales, after underwriting and other offering expenses, were $192,684. We used these proceeds to reduce borrowings outstanding under our revolving credit facility.

On April 12, 2004, we redeemed all of our outstanding 9 1/2% Series A preferred shares at their liquidation preference of $25 per share plus accrued and unpaid distributions of $0.0792 per share. This redemption was funded with borrowings under our revolving credit facility. Pursuant to the Securities and Exchange Commission's clarification on Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock", the $2,793 excess of the liquidation preference of the redeemed shares over their carrying amount was charged to additional paid in capital and deducted from net income to determine net income available to common shareholders in the calculation of earnings per share.

Each of our 3,450,000 Series B cumulative redeemable preferred shares has a distribution rate of $2.21875 per annum, payable in equal quarterly amounts, and a liquidation preference of $25 ($86,250 in aggregate). Series B preferred shares are redeemable at our option for $25 each plus accrued and unpaid distributions at any time on or after December 10, 2007.

Cash distributions paid or payable by us to our common shareholders for the years ended December 31, 2004, 2003 and 2002, were $2.88 per share, $2.88 per share and $2.87 per share, respectively.

4. MANAGEMENT AGREEMENTS AND LEASES

As of December 31, 2004, each of our 285 hotels is included in one of eight combinations of hotels and either leased to our TRSs and managed by an independent hotel operating company or leased to a third party. We do not operate hotels. At December 31, 2004, we had 177 managed hotels and 108 leased hotels. Our agreements have initial terms expiring between 2010 and 2028. Each of these agreements is for a combination or pool of between 18 and 76 of our hotels. The agreements contain renewal options for all, but not less than all, of the affected properties, and the renewal terms total 20 to 45 years. Each agreement requires the third party manager or lessee to: (i) make payments to us of minimum returns or rents; (ii) deposit a percentage of total hotel sales into reserves established for the regular refurbishment of our hotels, or FF&E reserves; and (iii) make payments to us of additional returns or rent equal to 5%-10% of increases in gross hotel revenues over threshold amounts and/or, in certain circumstances, make payments to our TRSs of additional returns based on increases in hotel operating income. Some of the third party managers or lessees have provided deposits or guarantees to secure their obligation to pay us.

(dollars in thousands, except per share data)

As of December 31, 2004, our management agreements and leases provide for priority return payments or minimum rents to be received by us during the remaining initial terms as follows:

	Total Owner's Priority Payments Under Management Agreements with Third Parties	Total Minimum Lease Payments from Third Parties
2005	$ 169,388	$ 118,420
2006	169,388	118,420
2007	169,388	118,420
2008	169,388	118,420
2009	169,388	118,420
Thereafter	2,352,272	451,564
	$ 3,199,212	$ 1,043,664

As of December 31, 2004, the average remaining initial terms of our leases and management agreements, weighted based on minimum rents or priority return payments from third parties, was approximately 14.8 years, and the weighted average remaining total term, including renewal options which may be exercised, was 45 years.

Upon effectiveness on January 1, 2004, of a management agreement for 36 hotels with Prime Hospitality Corp., or Prime, a former manager, we settled all our outstanding claims with Prime arising from its lease default in July 2003. The balance of the retained deposits and the value of other property received from Prime pursuant to the settlement, totaling approximately $44,281, is being amortized into our income on a straight line basis over the initial 15 year term of the management contract for the affected hotels. We amortized $2,952 into income in 2004. The unamortized balance of $41,329 at December 31, 2004, is included in accounts payable and other liabilities in the accompanying consolidated balance sheet. In October 2004, Prime was sold to the Blackstone Group, or Blackstone. In January 2005, Blackstone sold the AmeriSuites® brand and transferred operating responsibility for these hotels to Hyatt.

5. REAL ESTATE PROPERTIES

Our real estate properties, at cost, consisted of land of $460,748, buildings and improvements of $2,356,860 and furniture, fixtures and equipment of $363,382, as of December 31, 2004; and land of $461,631, buildings and improvements of $2,352,107 and furniture, fixtures and equipment of $365,769, as of December 31, 2003. During 2003 and 2002, we purchased 35 and 21 hotels, respectively, for aggregate purchase prices of $347,007 and $145,000 excluding closing costs, respectively. We purchased no properties in 2004. As of December 31, 2004, we owned 285 hotel properties. During 2004, 2003 and 2002, we invested $8,338, $33,905 and $3,274 respectively, in our existing hotels in excess of amounts funded from FF&E reserves. As a result of these additional investments, tenant obligations to us for annual priority payments or minimum rents increased $841, $3,391 and $327 in 2004, 2003 and 2002, respectively.

At December 31, 2004, nine of our hotels were on leased land. The remaining term of each ground lease (including renewal options) is in excess of 30 years, and the ground lessors are unrelated to us. Ground rent payable under the nine ground leases is generally calculated as a percentage of hotel revenues. Seven of the nine ground leases require minimum annual rent ranging from approximately $102 to $256 per year; and minimum rent under two ground leases has been pre-paid. Under the terms of our leases and management agreements, payments of ground lease obligations are made by our managers or tenants. Future minimum annual rent payments due under the ground leases are $1,119 for 2004 through 2008, $909 for 2009 and total $13,703 for all years thereafter.

(dollars in thousands, except per share data)

6. INDEBTEDNESS

At December 31, 2004, our indebtedness was as follows:

	As of December 31,	
	2004	2003
Senior Notes due 2008 at 7%	$ 150,000	$ 150,000
Senior Notes due 2010 at 9.125%	50,000	50,000
Senior Notes due 2012 at 6.85%	125,000	125,000
Senior Notes due 2013 at 6.75%	300,000	300,000
Unamortized discounts	(3,321)	(3,755)
Total unsecured senior notes	621,679	621,245
Unsecured revolving credit facility	72,000	201,000
Mortgage payable due 2011 at 8.3%	3,826	3,881
	$ 697,505	$ 826,126

All of our senior notes are prepayable at any time prior to their maturity date at par plus accrued interest plus a premium equal to a make whole amount, as defined, generally designed to preserve a stated yield to the noteholder. Interest on all of our senior notes is payable semi-annually in arrears.

We maintain a revolving credit facility with a group of commercial banks. Our credit facility matures in June 2005 and may be extended at our option to June 2006 upon our payment of an extension fee. Borrowings under the credit facility can be up to $350,000 and the credit facility includes a feature under which the maximum amount available for borrowing may be expanded to $700,000, in certain circumstances. Borrowings under our credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. Interest on borrowings under the credit facility is payable at a spread above LIBOR. As of December 31, 2004, the $72,000 outstanding on our credit facility required interest at 3.8% and $278,000 was available to be drawn. During 2004, 2003 and 2002, the weighted average interest rate on the amounts outstanding under our revolving credit facility was 2.8%, 2.5% and 3.0%, respectively.

Our revolving credit agreement and note indenture and its supplements contain financial covenants which, among other things, restrict our ability to incur indebtedness and require us to maintain financial ratios and a minimum net worth. We were in compliance with these covenants during the periods presented.

As of December 31, 2004 and 2003, the estimated aggregate market values of our indebtedness were as follows:

	As of December 31,	
	2004	2003
Revolving credit facility at 3.76%	$ 72,000	$ 201,000
Senior Notes, due 2008 at 7%	165,287	161,212
Senior Notes, due 2010 at 9.125%	62,676	58,593
Mortgage Note, due 2011 at 8.3%	4,504	3,881
Senior Notes, due 2012 at 6.85%	143,207	130,590
Senior Notes, due 2013 at 6.75%	340,760	333,082
	$ 788,434	$ 888,358

(dollars in thousands, except per share data)

7. TRANSACTIONS WITH AFFILIATES

Reit Management & Research LLC, or RMR, provides management and administrative services for us. Our contract with RMR for such services continues from year to year, and currently extends to December 31, 2005. This contract is subject to the annual approval of our compensation committee comprised of our independent trustees. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250,000 of such investments and 0.5% thereafter plus an incentive fee based upon increases in cash available for distribution per share, as defined. Management fees, excluding incentive fees, earned for the years ended 2004, 2003 and 2002 were $15,812, $14,540 and $13,601, respectively. Incentive advisory fees are paid in restricted common shares based on a formula. Incentive advisory fees for 2004, 2003 and 2002 were $0, $0 and $938, respectively. We issued 27,577 restricted common shares in satisfaction of the 2002 incentive fees. As of December 31, 2004, RMR and its affiliates owned 446,768 of our common shares. RMR is beneficially owned by Gerard M. Martin and Barry M. Portnoy, who also serve as our managing trustees.

8. CONCENTRATION

At December 31, 2004, our 285 hotels contained 38,489 rooms and were located in 38 states in the United States, with between 5% and 13% of our hotels, by investment, in each of California, Texas, Virginia, Georgia, Florida, and New Jersey.

All of our third party operators or tenants are subsidiaries of other companies. The percentage of our priority return payments and minimum rent for each combination of hotels is shown below as of December 31, 2004.

Manager/Leesee is a Subsidiary of:	Number of Properties	Priority Return/Minimum Rent	% of Total
InterContinental (no. 2)	76	$ 60,000	20%
Host (no. 1)	53	55,401	19%
Marriott	35	47,291	16%
InterContinental (no. 1)	30	36,097	13%
Barcelo Crestline	19	28,508	10%
Hyatt[1]	36	26,000	9%
Host (no. 2)	18	18,550	7%
Homestead	18	15,960	6%
Total	285	$287,807	100%

(1) Operating responsibility for these hotels was transferred to Hyatt in January 2005. See Note 4.

Payments due to us under some of our management agreements and leases are supported by guarantees. The guarantee provided by Marriott is limited, in the case of 35 hotels, to $50,878 ($26,449 remaining at December 31, 2004). The guarantee provided by Marriott and Barcelo Crestline is limited, in the case of 19 hotels, to $31,175 ($14,784 remaining at December 31, 2004). These guarantees expire on December 31, 2005 and June 30, 2005, respectively. The guarantee provided by Prime with respect to the 36 hotels managed by Hyatt is limited to $30,000 ($30,000 remaining at December 31, 2004). The two guarantees provided by InterContinental for 76 hotels and 30 hotels are limited to $50,000 ($50,000 remaining at December 31, 2004) and $70,000 ($61,510 remaining at December 31, 2004), respectively, and expire if and when the hotels reach negotiated financial results. The guarantee provided by Homestead expires if and when the hotels achieve negotiated financial results.

Each of our hotels is included in a combined management agreement or lease as described above. Operating results at some of our managed hotels generated net operating results that were $10,470, $6,922, and $5,822 less than the guaranteed owner's priority returns in 2004, 2003 and 2002, respectively. These amounts have been paid by the guarantors and are reflected as a reduction of hotel operating expenses in our consolidated statement of income as they were funded by our managers.

(dollars in thousands, except per share data)

9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 153,311	$ 163,231	$ 171,992	$ 156,834
Net income available for common shareholders	23,054	28,835	28,793	33,942
Net income available for common shareholders per share[1]	.36	.43	.43	.51
Distributions per common share[2]	.72	.72	.72	.72

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues[3]	$ 89,039	$ 101,314	$ 124,863	$ 237,585
Net income available for common shareholders[3]	28,907	26,887	27,202	140,437
Net income available for common shareholders per share[1] [3]	.46	.43	.43	2.24
Distributions per common share[2]	.72	.72	.72	.72

(1) The sum of per common share amounts for the four quarters differs from annual per share amounts due to the required method of computing weighted average number of shares in interim periods and rounding.

(2) Amounts represent distributions declared with respect to the periods shown. Distributions are generally paid in the quarterly period following the quarterly period to which they relate.

(3) Fourth quarter 2003 includes $107,516 gain on lease terminations.

10. SUBSEQUENT EVENTS

On February 15, 2005, we issued $300,000 of 5.125% senior notes due 2015. Net proceeds after underwriting and other offering expenses, were approximately $297,192.

On December 17, 2004, we agreed to purchase 13 hotels from InterContinental for $450,000. The hotels include four full service InterContinental® hotels, four full service Crowne Plaza® hotels, three full service Holiday Inn® hotels and two Staybridge Suites® hotels, and have a total of 3,946 rooms/suites and approximately 164,000 square feet of meeting rooms. The hotels are located in six states in the United States; one InterContinental hotel® and one Staybridge Suites® hotel are located in Toronto, Canada, and one InterContinental® hotel is located in San Juan, Puerto Rico. The $450,000 purchase price includes $25,000 which we have agreed to pay InterContinental during the three years following the closing in connection with certain improvements to the hotels. On February 16, 2005, we completed the acquisition of 12 of the 13 hotels. The purchase of one InterContinental hotel (with an allocated purchase price of $30,500) was delayed and is expected to be completed by June 30, 2005.

Simultaneously with our purchase of these hotels, we entered a long term combination management agreement for 11 of the 12 hotels and a long term lease for one hotel, the InterContinental hotel in San Juan, Puerto Rico, with subsidiaries of InterContinental. When the acquisition of the remaining hotel is completed, it will be added to the management agreement for the 11 hotels purchased on February 16, 2005. The combined annual amount payable to us for all 13 hotels as owner's priority return under the management agreement and base rent under the lease is $37,750 in 2005, increases to $40,725 in 2006 and increases to approximately $42,000 after the full $450,000 purchase price has been paid. In addition, we are entitled to receive cash flow remaining after base and incentive management fees are paid to InterContinental at the managed hotels and, starting in 2007, a percentage of increases in gross revenues over a threshold at each of the hotels. The owner's priority return under the management agreement and the base rent under the lease are measured and payable in U.S. dollars. Other amounts due under these agreements, with respect to the two hotels located in Canada, may be measured in Canadian dollars, but will be payable in U.S. dollars. The management agreement and the lease will each extend through 2029, and InterContinental has two all or none renewal options for 15 years each. The obligations to pay the owner's priority return under the management agreement and the base rent under the lease are supported by a limited, partial guaranty from InterContinental until the operations at these hotels reach negotiated levels. Further, the obligations to pay owner's priority return under the management agreement is supported by a limited, partial guaranty from the InterContinental subsidiary tenant for the Puerto Rico hotel. The agreements also provide for a reserve for capital expenditures starting in 2007.

Corporate Information

EXECUTIVE OFFICES

Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 964-8389
www.hptreit.com

OFFICERS

John G. Murray
President,
Chief Operating Officer
and Secretary

Mark L. Kleifges
Treasurer and
Chief Financial Officer

Ethan S. Bornstein
Vice President

BOARD OF TRUSTEES

Frank J. Bailey*
Partner
Sherin and Lodgen LLP
Boston, Massachusetts

John L. Harrington*
Executive Director and Trustee
Yawkey Foundation
Dedham, Massachusetts

Arthur G. Koumantzelis*
President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts

Gerard M. Martin
Managing Trustee of Hospitality Properties, Director of Reit Management & Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Trustee of Hospitality Properties, Chairman of Reit Management & Research LLC
Newton, Massachusetts

*Member of Audit, Compensation and Nominating and Governance Committees

DIRECTOR OF INTERNAL AUDIT

William J. Sheehan

MANAGER OF INVESTOR RELATIONS

Timothy A. Bonang

MANAGER

Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(866) 877-6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held on Wednesday, May 11, 2005, at 1:00 P.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2004 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hptreit.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA

Our common shares of beneficial interest are traded on the NYSE under the symbol HPT. The following table sets forth the high and low prices of our common shares in 2003 and 2004 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2003	$ 35.87	$ 29.41
June 30, 2003	33.00	26.50
September 30, 2003	35.09	29.50
December 31, 2003	42.39	34.80
March 31, 2004	$ 46.40	$ 40.40
June 30, 2004	46.86	35.56
September 30, 2004	43.50	39.06
December 31, 2004	47.35	41.87

As of March 15, 2005, there were 1,132 holders of record of our common shares and we estimate that as of such date there were in excess of 64,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 15, 2005, was $41.51.

OTHER INFORMATION

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission, includes certificates of our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer regarding our disclosure controls and procedures and internal control over financial reporting and other matters required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have also submitted to the NYSE a certificate of our President and Chief Operating Officer certifying that he is not aware of any violation by us of NYSE corporate governance listing standards.

Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458-2076
(617) 964-8389
www.hptreit.com